

07002035

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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FEB 27 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRC INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Glen Cove Avenue
(No. and Street)

Glen Head, NY 11545
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Sultan, CPA 516 496-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ives & Sultan, LLP
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dr. W. Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRC Investment Services, Inc. , as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JAMES PINO
Notary Public, State of New York
No. 01PI6052559
Qualified in Nassau County
Commission Expires Dec. 18, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

HRC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

HRC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

Table of Contents

REPORT ON AUDIT OF FINANCIAL STATEMENTS

IVES & SULTAN, LLP
Certified Public Accountants

IVES & SULTAN, LLP

Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Stockholders of
HRC Investment Services, Inc.
Glenwood Landing, New York

We have audited the accompanying balance sheet of HRC Investment Services, Inc. as at December 31, 2006, and the related statements of income, changes in stockholders equity, cash flows, and net capital computation for the year then ended. These financial statements are the responsibility of the organization's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HRC Investment Services, Inc. as at December 31, 2006 and the results of its operations and the changes in its financial position for the year then ended in conformity with generally accepted accounting principles.



IVES & SULTAN, LLP
Certified Public Accountants

February 12, 2007

HRC INVESTMENT SERVICES, INC.

BALANCE SHEET
DECEMBER 31, 2006

Assets

Assets	
Cash and Cash Equivalents *(Note 1b)*	$436,340
Non-Allowable Assets *(Note 2)*	137,297
	$573,637

Liabilities and Stockholders' Equity

Current Liabilities	
Accrued Expenses	$ 25,000
Commission Payable	39,921
Income Taxes	3,470
Line of Credit *(Note 5)*	82
Current Portion of Long-Term Debt *(Note 6)*	32,234
	100,707
Long-Term Liabilities	
Long-Term Debt - Less: Current Portion *(Note 6)*	88,722
	189,429
Stockholders' Equity	
Capital Stock, No Par Value - 200 Shares Authorized, Issued and Outstanding	20,000
Retained Earnings	364,208
	384,208
	$573,637

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues From Sales	$4,450,750
Expenses	
Payroll	1,614,474
Payroll Taxes	59,371
Office and General	130,175
Data Processing	48,627
Printing	43,590
Telephone and Utilities	58,686
Professional	29,861
Dues and Subscriptions	64,235
Postage and Delivery	23,395
Contributions	10,015
Entertainment	6,972
Travel	156,902
Rent	162,264
Insurance	201,867
Conferences and Seminars	11,648
Administrative Expenses	75,000
Equipment Rental	10,163
Commissions	1,630,254
Advertisement	895
Interest Expense	890
Depreciation	121,249
	4,460,533
Loss from Operations	(9,783)
Unrealized Gain	9,831
Interest Income	7,856
	17,687
Income Before Income Taxes	7,904
Income Taxes *(Note 3)*	5,197
Net Income	$ 2,707

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

Stockholders' Equity as of January 1, 2006	$381,501
Net Income	2,707
Stockholders' Equity as of December 31, 2006	$384,208

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net Income	$ 2,707
Adjustment to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	121,249
(Increase) Decrease in Assets:	
Prepaid Expenses	(8,032)
Increase (Decrease) in Liabilities:	
Accrued Expenses	25,000
Accrued Commissions Payable	39,244
Income Taxes	(25,724)
Net Cash Provided By Operating Activities	154,444
Cash Flows From Investing Activities:	
Purchase of Property and Equipment	(82,005)
Cash Flows From Financing Activities:	
Advances from Line of Credit	(164)
Principal Payments on Long-Term Debt	(11,843)
Net Cash Used by Financing Activities	(12,007)
Net Increase in Cash and Cash Equivalents	60,432
Cash and Cash Equivalents - At Beginning	375,908
Cash and Cash Equivalents - At End	$436,340

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

Income Taxes	$ 35,817
Interest	$ 890

The accompanying notes are an integral part of the financial statements.

HRC Investment Services, Inc.

Reconciliation of the Computation of Net Capital Under Rule 15C3-1 December 31, 2006

Net Capital as Per December 31, 2006 Focus Report	$177,604
Reconciling Items Between Financial Statements and Focus Report	
Income Taxes	---
Net Capital as Per December 31, 2006 Financial Statement	$177,604

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2006

Allowable Capital		
Capital Stock		$ 20,000
Earnings to Date		364,208
		384,208
Less: Non-Allowable Assets		137,297
Haircuts		69,307
		206,604
Net Capital		177,604
Aggregate Indebtedness	189,429	
Minimum Net Capital Required		25,000
Minimum Net Capital Required (Based on Aggregate Indebtedness)	12,628	
		$152,604
AI Ratio (%)		107%

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

1. Summary of Significant Accounting Policies

a. Type of Organization

HRC Investment Services, Inc. is a New York "C" Corporation, duly organized and validly existing under the laws of the State of New York. The Company was incorporated on January 11, 1993. HRC Investment Services, Inc. acts as a broker/dealer conducting business in mutual funds and variable annuities.

b. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c. Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

d. Property and Equipment

Depreciation of property and equipment for financial reporting purposes is computed at rates adequate to allocate the cost of applicable assets over their expected useful lives. Both straight-line and declining balance depreciation methods are being utilized.

Property and equipment, renewals and improvements are capitalized at cost by additions to the related asset accounts, while repairs and maintenance costs are charged against income. The Company records sales and retirements by removing the cost and accumulated depreciation from the asset and reserve accounts, reflecting any resulting gain or loss in earnings.

2. Non-Allowable Assets

Non-allowable assets consist of the following:

Property and Equipment (Net of Accumulated Depreciation)	$ 99,632
Prepaid Expenses	37,665
	$137,297

3. Income Taxes

Income taxes consist of the following:

Federal	$3,312
New York State	1,885
	$5,197

4. Focus Report

HRC Investment Services, Inc., a broker/dealer, is required to file a Focus Report Part IIA within 17 business days of the quarter end with both the NASD district and executive offices.

5. Line of Credit

The Company has secured a $2,500 Line of Credit with Key Bank with an interest rate of 16.5%. As of the balance sheet date, the balance is $82.

6. Long-Term Debt

Long-term debt consists of the following:

1st Niagara Bank; 60 monthly principal and interest payments of $1,792.51; due December 2011.	$107,551
GE Capital; 60 monthly principal and interest payments of $893.67; due March 2008.	13,405
	120,956
Less: Current Portion	32,234
	$ 88,722

Future principal debt repayments are estimated to be as follows:

Twelve Months Ended December 31,	
2007	$ 32,234
2008	24,192
2009	21,510
2010	21,510
2011	21,510
	$ 120,956

7. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. As of the balance sheet date, the Company's cash exposure in excess of the FDIC insurance limit is $153,171.

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

HRC Investment Services, Inc.
Glenwood Landing, NY

In planning and performing our audit of the financial statements of HRC Investment Services, Inc. year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by HRC Investment Services, Inc. that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Ives & Sultan, LLP
Certified Public Accountants

February 12, 2007

END